UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-49891

CUSIP NUMBER: 28500Q 10 8

☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

THE ELECTRIC NETWORK.COM, INC.
(Full Name of Registrant)

NA
(Former Names if Applicable )

Suite 1400-1500 West Georgia Street
Vancouver, British Columbia, Canada, V6G 2Z6
(Address of Principal Executive Office)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Electric Network.com, Inc. (the “Company”) is not able to file its Annual Report on Form 10-KSB for the year ended December 31, 2003 on or prior to March 30, 2004, because the Company’s financial information was not compiled and reviewed internally in a time frame to permit the Company’s independent auditors to review the filing on a timely basis without reasonable effort or expense.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Brad W. Rudover	604	684-3027
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE ELECTRIC NETWORK.COM, INC.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004	By	/s/ Brad W. Rodover Brad W. Rudover President & Chief Executive Officer